Exhibit 99.3

LETTER TO BROKERS, DEALERS,
COMMERCIAL BANKS, TRUST COMPANIES AND OTHER NOMINEES
Offer To Exchange
Warrants to Acquire Class A-1 Common Stock of
ACCEL ENTERTAINMENT, INC.
for
Class A-1 Common Stock of Accel Entertainment, Inc.

THE OFFER AND (AS DEFINED BELOW) AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., EASTERN DAYLIGHT TIME, ON AUGUST 11, 2020, OR SUCH LATER TIME AND DATE TO WHICH WE MAY EXTEND. WARRANTS OF THE COMPANY TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED BELOW).

July 14, 2020
To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:
Enclosed for your consideration are the Prospectus/Offer to Exchange dated July 14, 2020 (the “Prospectus/Offer to Exchange”), and the related Letter of Transmittal (the “Letter of Transmittal”), which together set forth the offer of Accel Entertainment, Inc. (the “Company”), a Delaware corporation, to the holders of its warrants to receive 0.250 shares of the Company’s Class A-1 common stock, par value $0.0001 per share, of the Company (“Class A-1 Common Stock”) in exchange for each such warrant tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer is made solely upon the terms and conditions in the Prospectus/Offer to Exchange and in the Letter of Transmittal. The Offer will be open until 11:59 p.m., Eastern Daylight Time, on August 11, 2020, or such later time and date to which the Company may extend. The period during which the Offer is open, giving effect to any withdrawal or extension, is referred to as the “Offer Period.” The date and time at which the Offer Period ends is referred to as the “Expiration Date.”
The Offer is being made to:

•
All holders of the Company’s warrants to purchase the Company’s Class A-1 Common Stock that were originally sold as part of the units issued in the Company’s initial public offering, which closed on June 30, 2017 (the “Pace IPO”), referred to as the “Pace Public Warrants.” The Pace Public Warrants entitle such warrant holders to purchase one share of Class A-1 Common Stock for a purchase price of $11.50, subject to certain adjustments. Our Class A-1 Common Stock and Accel Warrants are listed on the New York Stock Exchange (the “NYSE”) under the symbols “ACEL,” and “ACEL.WS”, respectively. As of June 1, 2020, there were 14,999,982 Pace Public Warrants outstanding. The Company previously provided notice that it will redeem 100% of the Pace Public Warrants in accordance with their terms on July 16, 2020. Accordingly, although the Offer is extended to the Pace Public Warrants, the redemption of the Pace Public Warrants is expected to be consummated prior to the expiration of the Offer, and therefore no Pace Public Warrants are expected to remain outstanding at the time the Offer is consummated. Following the redemption, Accel’s warrants may no longer meet the continued listing standards of the NYSE and may be delisted.

•
All holders of the Company’s Warrants to purchase the Company’s Class A-1 Common Stock that were (i) privately offered in connection with Pace IPO, based on an exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), referred to as the “Pace Private Placement Warrants”, (ii) privately offered in connection with the business combination consummated by the Company on November 20, 2019, referred to as the “Business Combination Private Placement Warrants” and (iii) issued in a registered offering in connection with the business combination, referred to as the “Accel Public Warrants” (collectively, referred to as the “Outstanding Warrants”, and the Outstanding Warrants together with the Pace Public Warrants, the “Accel Warrants”). The Outstanding Warrants entitle such warrantholders to purchase one share of the Company’s Class A-1 Common Stock for a purchase price of $11.50, subject to certain adjustments. As of June 1, 2020, there were 7,333,326 Outstanding Warrants, of which 5,683,378 were held by the Company’s affiliates. Pursuant to the Offer, the Company is offering up to an aggregate of 1,833,293 shares of the Company’s Class A-1 Common Stock in exchange for the Outstanding Warrants.
Our Class A-1 Common Stock and Accel Warrants are listed on the New York Stock Exchange (the “NYSE”) under the symbols “ACEL,” and “ACEL.WS”, respectively. The Pace Private Placement Warrants and Pace Public Warrants are governed by the Warrant Agreement, dated as of June 27, 2017, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (the “IPO Warrant Agreement”). The Accel Public Warrants and the Business Combination Private Placement Warrants are governed by the Warrant Agreement, dated as of November 20, 2019, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (the “Business Combination Warrant Agreement” and, together with the IPO Warrant Agreement, the “Warrant Agreements”).
Each Accel Warrant holder whose Accel Warrants are exchanged pursuant to the Offer will receive 0.250 shares of Class A-1 Common Stock for each Accel Warrant tendered by such holder and exchanged. Any Accel Warrant holder that participates in the Offer may tender some or all of its Accel Warrants for exchange, and may elect to delay the settlement of their exchanged Accel Warrants for shares of Class A-1 Common Stock until a date of their choosing on or prior to December 31, 2020.
No fractional shares of Class A-1 Common Stock will be issued pursuant to the Offer. In lieu of issuing fractional shares, any holder of Accel Warrants who would otherwise have been entitled to receive fractional shares pursuant to the Offer will, after aggregating all such fractional shares of such holder, have the number of shares rounded down to the nearest whole number of Class A-1 Common Stock issued to such holder.
Each of the following (and/or an affiliate thereof) have agreed to tender their Outstanding Warrants in the Offer pursuant to a Tender and Exchange Agreement, dated as of June 16, 2020: (i) Andrew Rubenstein, our Chief Executive Officer, President and Director, (ii) Brian Carroll, our Chief Financial Officer, (iii) Derek Harmer, our General Counsel and Chief Compliance Officer, (iv) Gordon S. Rubenstein, a member of our board of directors, (v) David W. Ruttenberg, a member of our board of directors, (vi) the Clairvest Investors (as defined in the Prospectus/Offer to Exchange), which is affiliated with Kenneth B. Rotman, a member of our board of directors and (vii) the Pace Sponsor Members (as defined in the Prospectus/Offer to Exchange). The Tender and Exchange Agreement, which is further described in the Prospectus/Offer to Exchange, relates to approximately 94% of the Outstanding Warrants. See the section of the Prospectus/Offer to Exchange entitled “The Offer — Interests of Directors, Executive Officers and Others.”
THE OFFER IS NOT MADE TO THOSE HOLDERS WHO RESIDE IN STATES OR OTHER JURISDICTIONS WHERE AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL.
Enclosed with this letter are copies of the following documents:

1.	The Prospectus/Offer to Exchange;

2.
The Letter of Transmittal, for your use in accepting the Offer and tendering Accel Warrants for exchange and for the information of your clients for whose accounts you hold Accel Warrants registered in your name or in the name of your nominee. Manually signed copies of the Letter of Transmittal may be used to tender Accel Warrants;

3.
The Notice of Guaranteed Delivery to be used to accept the Offer in the event (i) the procedure for book-entry transfer cannot be completed on a timely basis or (ii) time will not permit all required documents to reach the Company prior to the Expiration Date;

4.
A form of letter which may be sent by you to your clients for whose accounts you hold Accel Warrants registered in your name or in the name of your nominee, including an Instructions Form provided for obtaining each such client’s instructions with regard to the Offer; and

Certain conditions to the Offer are described in the section of the Prospectus/Offer to Exchange entitled “The Offer — General Terms — Conditions to the Offer.”

We urge you to contact your clients promptly. Please note that the Offer and withdrawal rights will expire at 11:59 p.m., Eastern Daylight Time, on August 11, 2020, or such later time and date to which the Company may extend.
The Company will not pay any fees or commissions to any broker, dealer or other person (other than the Exchange Agent, and certain other persons, as described in the section of the Prospectus/Offer to Exchange entitled “The Offer — Fees and Expenses”) for soliciting tenders of Accel Warrants pursuant to the Offer. However, the Company will, on request, reimburse you for customary clerical and mailing expenses incurred by you in forwarding copies of the enclosed materials to your clients for whose accounts you hold Accel Warrants.
Any questions you have regarding the Offer should be directed to, and additional copies of the enclosed materials may be obtained from, the Company:
Accel Entertainment, Inc.
140 Tower Drive
Burr Ridge, Illinois 60527
(630) 972 -2235
ATTN: Warrant Exchange
warrant@accelentertainment.com

Very truly yours,
Accel Entertainment, Inc.
Nothing contained in this letter or in the enclosed documents shall constitute you or any other person the agent of the Company, the Exchange Agent or any affiliate of any of them, or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.